Timothy Plan

1055 Maitland Center Commons

Maitland, FL 32751

September 2, 2025

VIA EDGAR TRANSMISSION

David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:	Timothy Plan (the “Trust”)
File No.: 811-08228

Dear Mr. Manion:

This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on August 6, 2025, with respect to the Form N-CSR filing of the Trust made on December 10, 2024.

For your convenience, the comments have been reproduced with a response following each comment.

Comment 1.	For the Form N-CSR filed for the fiscal year ended September 30, 2024, there appear to be a number of clerical errors (for example, the fiscal period noted in the Fund Overview box for each Fund is incorrect and in the Fund statistics box there is an error message “#ERROR”). We note that the Tailored Shareholder Reports filed on the Timothy Plan website are correct. Please file an amended Form N-CSR file with all errors corrected.

Response 1.	The issue stemmed from an edgarization error, where the working date within the system used to generate the Tailored Shareholder Reports (TSR) was not properly reset to September 30, 2024 during the preparation process. This did not impact other information or disclosures within the TSRs as they were accurate. Also, the TSRs distributed to shareholders and posted on the client website were correct. We have addressed this internally to prevent recurrence and ensure future filings are accurate. Registrant will file an amended Form N-CSR file with all errors corrected.

Comment 2.	In the Schedule of Investments for the Defensive Strategies Fund, there is listed “GOLD BARS - XAU BGN CURNCY”. Please describe in correspondence the meaning of “XAU BGN CURNCY” and clarify this description in future filings.

Response 2.	Registrant will remove XAU BGN CURNCY from the Gold Bars description.

Comment 3.	On pages 49 and 51 of the Schedule of Assets and Liabilities, there appear to be mismatches between in the line item of “Foreign Cash” between the costs shown on each line and the 1 Fund and no Funds, respectively, that have an entry. Please explain.

Response 3.	The mismatches were due to a typesetting issue during the book’s preparation, where line items were inadvertently switched. Registrant will revise the Schedule of Assets and Liabilities to address the mismatched line items. Specifically, the foreign cash cost and value amounts on page 49 will be corrected, and the foreign cost amounts will be removed from page 51. An amended Form N-CSR will be filed to reflect these updates.

Comment 4.	In the Statement of Assets and Liabilities under the Class A caption “Net Asset Value, offering price and redemption price per share”, the Offering Price Per Share shows a formula, which the Staff finds confusing. Please explain the formula.

Response 4.	The Fixed Income and High Yield Fund Class A Shares are subject to a sales charge of 4.50%. All other funds carry a sales charge of 5.50% on Class A Shares.
Fixed Income Fund example formula – Class A NAV $9.32 divided by 95.5%= $9.76 offering price.
Consideration will be given to revising the manner of presentation to avoid confusion by the reader.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at gregally@timothypartners.com or 407-644-1986.

Sincerely,

/s/ Gregory Ally
Treasurer
Timothy Plan Family of Funds
1055 Maitland Center Commons Blvd
Maitland, FL 32751

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